

October 12, 2011

Via E-mail
Marc L. Panoff
Chief Financial Officer
Neurologix, Inc.
One Bridge Plaza
Fort Lee, New Jersey 07024

      Re: Neurologix, Inc.
             Preliminary Information Statement on Form PRE14C
             Filed October 5, 2011
             File No. 000-13347

Dear Mr. Adams:

We have reviewed your preliminary information statement and have the following comments.

Please respond to this letter by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Preliminary Information Statement</u>

<u>General</u>

1. We note that your information statement relates to actions taken with respect to a bonus, profit sharing or other compensation plan, contract or arrangement in which a director or executive officer will participate. As such, pursuant to Item 1 of Schedule 14C and Item 8(b) of Schedule 14A, your information statement should include the disclosure required under Item 402 of Regulation S-K. Please revise your information statement to provide this information.

2. We note that your information statement relates to actions taken with respect to a plan pursuant to which cash or noncash compensation may be paid or distributed. As such, pursuant to Item 1 of Schedule 14C and Item 10(c) of Schedule 14A, your information statement should include the disclosure required under Item 201(d) of Regulation S-K. Please revise your information statement to include this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director